# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 28, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

**John Hancock Life Insurance Company (U.S.A.)**
**John Hancock Life Insurance Company (U.S.A.) Separate Account H**

**File No. 333-143073**

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John Hancock Life Insurance Company (U.S.A.) ("JH") and John Hancock Life Insurance Company (U.S.A.) Separate Account H (the "Separate Account") submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a post-effective amendment on Form N-4 filed on April 1, 2009.

Based on representations by JH and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 99.(24)(b)(8)(a)(i) | through April 1, 2019 |
| Exhibit 99.(24)(b)(8)(a)(ii) | through April 1, 2019 |

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary